UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Easterly Acquisition Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

27616L 102
(CUSIP Number)

August 4, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27616L 102	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Birch Grove Credit Strategies Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,424,550
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,424,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 27616L 102	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Birch Grove Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 27616L 102	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Birch Grove Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 27616L 102	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Birch Grove Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,424,550
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,424,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 27616L 102	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan I. Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 27616L 102	SCHEDULE 13G	Page 7 of 11

Item 1.	(a).	Name of Issuer:
Easterly Acquisition Corp.

(b).	Address of issuer's principal executive offices:
138 Conant St. Beverly, MA 01915

Item 2.	(a).	Name of person filing:

This Schedule 13G is being filed by the following “Reporting Persons:”

•    Birch Grove Credit Strategies Master Fund LP (the “Master Fund”);
•    Birch Grove Capital LP (“Birch Grove”), a registered investment adviser that serves as the investment manager for the Master Fund and other managed accounts;
•    Birch Grove Capital Management LLC (Birch Grove Capital Management”), the general partner of Birch Grove;
•    Birch Grove Advisors LLC (“Birch Grove Advisors”), the general partner of the Master Fund; and
•    Jonathan I. Berger, the managing member of Birch Grove Capital Management and Birch Grove Advisors.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Sections 13(d) or 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

(b).	Address or principal business office or, if none, residence:
For each reporting person: 660 Madison Avenue, 15th Floor New York, NY 10065

(c).	Citizenship:
See Line 4 of the cover sheet for each Reporting Person.

(d).	Title of class of securities:
Common Stock, $0.0001 par value per share

(e).	CUSIP No.:
27313L 102

CUSIP No. 27616L 102	SCHEDULE 13G	Page 8 of 11

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Line 9 of the cover sheet for each Reporting Person.

(b)	Percent of class: See Line 11 of the cover sheet for each Reporting Person.

(c)
Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

See Lines 5-8 of the cover sheet for each Reporting Person.

Percentage beneficial ownership reported in this Schedule 13G is based on there being 25,000,000 shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed on August 10, 2015.

CUSIP No. 27616L 102	SCHEDULE 13G	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 27616L 102	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2015

BIRCH GROVE CREDIT STRATEGIES MASTER FUND LP

By: Birch Grove Advisors LLC, its general partner

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

BIRCH GROVE ADVISORS LLC

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

BIRCH GROVE CAPITAL LP

By: Birch Grove Capital Management LLC, its general partner

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

BIRCH GROVE CAPITAL MANAGEMENT LLC

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

/s/ Jonathan I. Berger
Jonathan I. Berger

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 27616L 102	SCHEDULE 13G	Page 11 of 11

Exhibit A

AGREEMENT

The undersigned hereby agree to jointly prepare and file this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  September 3, 2015

BIRCH GROVE CREDIT STRATEGIES MASTER FUND LP

By: Birch Grove Advisors LLC, its general partner

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

BIRCH GROVE ADVISORS LLC

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

BIRCH GROVE CAPITAL LP

By: Birch Grove Capital Management LLC, its general partner

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

BIRCH GROVE CAPITAL MANAGEMENT LLC

By:	/s/ Rodd D. Evonsky
Name: Rodd D. Evonsky
Title: Chief Financial Officer

/s/ Jonathan I. Berger
Jonathan I. Berger